EXHIBIT 99.1

Meeting Date and Location
Notice of Availability of Proxy Materials for NEW FOUND GOLD CORP. (the “Company”) Annual General and Special Meeting (the “Meeting”)	WHEN	Wednesday, August 20, 2025 10:00 a.m. (Pacific Time)
	WHERE	3500 – 1133 Melville Street Vancouver, British Columbia V6E 4E5 Canada

The Company is using ‘notice-and-access’ to deliver its Management Information Circular (the “Circular”) dated July 8, 2025, to you by providing you with electronic access to the document, instead of mailing a paper copy. Notice-and-access is a more environmentally friendly and cost-conscious way to deliver meeting materials, reducing paper consumption and printing and mailing costs to shareholders.

Enclosed with this notice you will find a form of proxy so you can vote your shares. Please follow the voting instructions provided on your form of proxy, which must be received by 10:00 a.m. (Pacific Time) on Monday, August 18, 2025. The Company reminds shareholders that it is important to review the Circular before voting.

To access the Circular, please go to:

https://newfoundgold.ca/investors/#agm

OR

www.sedarplus.ca

Obtaining Paper Copies of the Circular

Shareholders may request to receive paper copies of the Circular related to the Meeting by mail at no cost. Requests for paper copies must be received by 5:00 p.m. (Pacific Time) on Monday, August 4, 2025, in order to provide ample time to mail paper copies in advance of the Meeting. A Shareholder may request to receive a paper copy of the materials for up to one year from the date the materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the materials you may contact the Company via email to contact@newfoundgold.ca or by telephone at 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America).

Please note you will not be sent another form of proxy. Please retain the form of proxy mailed to you to vote your shares.

Notice of Meeting

The resolutions to be voted on at the Meeting, described in detail in the Circular are as follows:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon –1. Presentation of Financial Statements” on page 7 of the Circular);

2.	to fix the number of directors to be elected at the Meeting at seven (7) (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 2. Fixing the Number of Directors” on page 7 of the Circular);

3.	to elect seven (7) directors to hold office until the next annual meeting of shareholders (see section entitled “Section 4 - Particulars of Matters to be Acted Upon – 3. Election of Directors” on pages 8-11 of the Circular);

4.	to appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 4. Appointment of Auditor” on page 12 of the Circular);

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to amend the Company’s “10% rolling” stock option plan, dated for reference December 8, 2022, as amended on January 20, 2025, as more particularly described in the Circular (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 5. Approval of Stock Option Plan” on pages 12-14 of the Circular);

6.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s “5% rolling” share unit plan, dated for reference January 20, 2025, as more particularly described in the Circular (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 6. Approval of Share Unit Plan” on pages 14-15 of the Circular);

7.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, approving the creation of Eric Sprott as a new Control Person of the Company, as such term is defined in the policies of the TSX Venture Exchange (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 7. Approval of Creation of New Control Person” on pages 15-16 of the Circular); and

8.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Stratification: The Company will not use a procedure known as ‘stratification’ in relation to its use of notice-and-access provisions. Stratification occurs when a reporting issuer using notice-and-access provisions also provides a paper copy of its management information circular to some shareholders with this notice-and-access notice. All shareholders will receive only the notice-and-access notice, which must be mailed to them pursuant to notice-and-access provisions, and which will not include a paper copy of the Circular. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless a shareholder specifically requests one.

Annual Financial Statements: The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders who have opted to receive annual financial statements and have indicated a preference for either delivery method.